

February 6, 2014

<u>Via E-mail</u>
Christopher R. Reidy
Chief Financial Officer
Becton, Dickinson and Company
One Becton Drive
Franklin Lakes, New Jersey 07417

> **Re:** **Becton, Dickinson and Company**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed November 27, 2013**
> **File No. 001-04802**

Dear Mr. Reidy:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2013</u>

<u>General</u>

1. You told us in your letter dated October 14, 2011 that you were engaged in sales, and anticipated continued sales, to Sudan and Syria. Also, you state on pages 2 and 55 that you have operations in Latin America, a region that can be understood to include Cuba. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria. Please provide us with information regarding your contacts with Cuba, Sudan, and Syria since the referenced letter. Your response should describe any goods, technology, or

services you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan, and Syria or entities they control.

2. Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

Item 7. Management's Discussion of Financial Condition and Results of Operations, Company Overview, page 18

3. We note that throughout MD&A you discuss sales in "emerging markets" as contributors to increases in revenue and operating expenses. We also note that the majority of your sales come from operations outside the United States, and you intend to continue to pursue growth opportunities in foreign markets, especially in emerging markets. In future filings please provide more detailed discussion of your expansion of emerging markets, including the location of the markets and any known uncertainties from the expansion. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Consolidated Financial Statements

Note 1. Goodwill and Other Intangible Assets, page 44

4. Please tell us where you provide the disclosures required by FASB ASC 350-20-50-1, including the disclosures about goodwill in total and for each reportable segment.

5. As a related matter, we reference the disclosure on page 31 that you aggregate components within an operating segment that have similar economic characteristics. Please tell us how you determine your reporting units under FASB ASC 350-20-35-33 through 35-46. In addition, please explain how the components meet the aggregation criteria in FASB ASC 280-10-50-11.

Note 15. Income Taxes, page 82

6. We reference the disclosure on page 23 that the impact of the 2013 charges relating to litigation matters and a pension settlement reduced the effective tax rate in 2013 by 430 basis points. Please tell us where the impact of the litigation and pension matters are reflected in the rate reconciliation table on page 84.

7. As a related matter, in future filings please revise to clarify the nature of reconciling items included in the line item "Effect of foreign and Puerto Rico earnings and foreign tax credits." Refer to FASB ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief